UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                              MEDCO RESEARCH, INC.
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             (Exact name of registrant as specified in its charter)


              Delaware                                 95-3318451
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   (State or other Jurisdiction of                  (I.R.S. Employer
    incorporation or organization)                  Identification No.)


   85 T.W. Alexander Drive, Research Triangle Park, NC.   27709
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   (Address of principal executive office)              (Zip Code)



Securities to be registered pursuant to Section 12(b) of the Act:

                                              Name of each exchange
           Title of each class                on which each class is
           to be so registered                to be registered
           -------------------                ----------------------

           Common Share Purchase              American Stock Exchange
            Rights


If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
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                                (Title of Class)

Item 1.  Description of Securities To Be Registered.

                  On April 2, 1998, the Directors of Medco Research, Inc. (the "Company") declared a dividend distribution of one right (a "Right") for each outstanding Common Share,without par value (the "Common Shares"), of the Company. The distribution is payable on April 15, 1998 to the shareholders of record on of the close of business on April 14, 1998 (the "Record Date").

                  Each Right initially entitles the registered holder to purchase from the Company one-half of one Common Share at a price of $92.00 per whole share, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement dated as of April 14, 1998 (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

                  Until the earlier of (i) ten Business Days (or such later date as the Board of Directors shall determine) following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares, or (ii) ten Business Days (or such later date as the Board of Directors shall determine) following the commencement of a tender offer or exchange offer for 20% or more of such outstanding Common Shares (in each case without the prior approval of the Board of Directors)(the earlier of such dates being hereinafter called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached thereto. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without a copy of this Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

                  The Rights are not exercisable until the Distribution Date. The Rights will expire on April 15, 2008, unless earlier redeemed or terminated by the Company as described below.

                  The Purchase Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights, options or warrants to subscribe for Common Shares or convertible securities at less than the current market price of the Common Shares, or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness, cash (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last cash dividend theretofore paid), assets, stock (other than dividends payable in Common Shares) or of subscription rights, options or warrants (other than those referred to above).

                  In the event that an Acquiring Person merges into the Company and the Company's Common Shares are not changed or exchanged or a person or group of affiliated or associated persons become the beneficial owner of 20% or more of the Company's Common Shares, proper provision shall be made so that each holder of a Right, other than Rights that are or were beneficially owned by the Acquiring Person after the date upon which the Acquiring Person became such (which will thereafter be void), will thereafter have the right to receive upon exercise thereof at the then current Purchase Price, that number of Common Shares having a market value of two times the Purchase Price (or, under certain circumstances, an amount of cash or other property or securities having a value equal to the Purchase Price). In the event that the Company is acquired by an Acquiring Person in a merger or other business combination transaction or 50% or more of its assets or earning power are sold to an Acquiring Person (other than in a transaction approved by the Company's shareholders), proper provision shall be made so that each holder of a Right, other than Rights that are or were beneficially owned by the Acquiring Person after the date upon which the Acquiring Person became such (which will thereafter be void), shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of Common Shares (or, under certain circumstances, an economically equivalent security or securities) of the surviving, resulting or acquiring person which at the time of such transaction would have a market value of two times the Purchase Price (or, under certain circumstances, an amount of cash equal to the Purchase Price.) The Board of Directors of the Company may, at its option, at any time after the later of the Distribution Date and the first occurrence of a Triggering Event, exchange all or part of the then-outstanding and exercisable Rights (other than Rights owned by an Acquiring Person) for Common Shares at an exchange ratio of one Common Share per Right.

                  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. No fractional shares will be issued (other than fractions which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof, a payment in cash will be made based on the market price of the Common Shares on the last trading day prior to the date of exercise.

                  The Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price") at any time prior to the later of (i) the Distribution Date and (ii) a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding Common Shares (or such later date as the Directors may specify), and, under certain circumstances, upon a merger or consolidation of the Company with or into a corporation which is not an Acquiring Person. At the election of the Company, the Redemption Price may be payable in cash, Common Shares, or such other consideration as the Company deems appropriate. Immediately upon the action of the Directors of the Company authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Company will give notice of such redemption to the holders of the then outstanding Rights by mailing such notice to all such holders at their last addresses as they appear on the Registry Books of the Rights Agent.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

                  Prior to the Rights becoming exercisable, the Rights Agreement may be amended or supplemented by the Company and the Rights Agent in any manner without the approval of any holders of Rights, except for an amendment or supplement which would change the Redemption Price, reduce the Purchase Price or change the number of Common Shares for which a Right is then exercisable; provided, however, that between April 15, 2001 and September 30, 2001 the Board of Directors shall review the other provisions of the Rights Agreement, including without limitation the Final Expiration Date, to determine what amendments, if any, are necessary or appropriate to effectuate better the purposes of such Agreement. After the Distribution Date, the Rights Agreement may be so amended or supplemented to cure ambiguity, correct or supplement defective or inconsistent provisions or otherwise as the Company and the Rights Agent may deem necessary or desirable and shall not adversely affect the interests of the Rights holders.

                  A copy of the Rights Agreement is being filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

                  As of the close of business on April 14, 1998, there were 10,542,307 Common Shares outstanding and 668,900 Common Shares held in the treasury. One Right will be distributed for each Common Share outstanding as of the close of business on April 14, 1998. As long as the Rights are attached to the Common Shares and in certain other circumstances specified in the Rights Agreement, the Company will issue one Right for each Common Share issued after April 14, 1998.

                  The Rights may have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company without prior approval of the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company.

                  The form of  Rights  Agreement  between  the  Company  and the
Rights Agent specifying the terms of the Rights, which includes as Exhibit A the form of Rights Certificate, is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit.

Item 2.  Exhibits.

Exhibit No.              Description
-----------              -----------

   4.1 Form of Rights Agreement, dated as of April 14, 1998, between Medco Research, Inc. and American Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit A thereto the Form of Right Certificate.

                                    SIGNATURE

Pursuant to be requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                            MEDCO RESEARCH, INC.



Date:  April 15, 1998                       /s/ Glenn Andrews
                                            ------------------------------
                                            Name:  Glenn Andrews
                                            Title: Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit No.              Description
-----------              -----------

   4.1 Form of Rights Agreement, dated as of April 14, 1998, between Medco Research, Inc. and American Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit A thereto the Form of Right Certificate.